February 23, 2007

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 4 to Registration Statement on Form 10
Filed February 23, 2007
File No. 0-52281

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement on Form 10 (the “Registration Statement”). Enclosed herewith are five courtesy copies of Amendment No. 4.

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated February 2, 2007. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	Please ensure that in accordance with Regulation S-T, properly marked versions of the amendment filed are submitted with each amendment to the filing. In this regard, we noted that certain of the changes made in the Form 10 in response to staff comments were not consistently reflected in the courtesy copy versus the redline provided.

Securities and Exchange Commission    February 23, 2007    Page 2

Response: In response to the Staff’s comment, we will work with the Company and the financial printer to ensure properly marked versions of the amendment filed are submitted with each amendment to the filing.

2.	We refer you to disclosure regarding the entry by the company into a letter of intent with Centurion Exploration Company with respect to a 50% working interest in the Gridiron Project in Southern Louisiana. Such updated disclosure should be included in the Form 10. Please revise your disclosure accordingly and file as an exhibit the letter of intent referenced in the Form 8-K filed on January 11, 2007.

Response: In response to the Staff’s comment, the Company has filed the executed participation agreement as Exhibit 10.21 and has updated page 34 of Amendment No. 4 to disclose this agreement. Although the Company has disclosed on page 35 of Amendment No. 4 another participation agreement with Centurion Exploration Company regarding South Lake Verret, the Company has not filed this agreement as an exhibit as the Company does not believe this agreement to be material as it only paid a total consideration of approximately $270,000 and does not plan to make capital expenditures with respect to properties covered by the South Lake Verret agreement of more than $5 million.

Critical Accounting Policies and Estimates, page 27

3.	We have reviewed the revised disclosure provided in response to comment 4 of our letter date January 11, 2007 and continue to believe more specific discussion of the potential impact that changes in the identified underlying estimates and assumptions may have on your financial statements. Your current disclosure has simply identified the factors that are subject to change that may have a material effect on your future results, such as changes in oil and gas prices. However, this disclosure fails to discuss how the sensitivity of these factors may cause variability in future results and provide readers with the information necessary to ascertain the likelihood that past performance is indicative of future performance. We refer you to the last paragraphs within FRC 501.14, which states, “Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonable available and will provide material information for investors.” The guidance continues in the last paragraph to provide an example, such as quantification of the impact that could result given a range of reasonably likely outcomes. Given the pervasive effect on your financial statements of sensitivities in the factors underlying the accounting estimates and judgments made by management, we believe further disclosure quantifying the impact of specific sensitivities to change is necessary in your filing. Please revise your disclosure to provide this information. If you would prefer, please contact us to discuss this matter further.

Securities and Exchange Commission    February 23, 2007    Page 3

Response: In response to the Staff’s comment, the Company has added the following quantitative disclosures:

•

In the “Proved Oil and Gas Reserves” section the Company has added a table to provide information related to (a) average oil and natural gas prices used in the preparation of the June 30, 2006 reserve reports and (b) the impact on standardized measure of a 10% change in oil or natural gas prices based on the pro forma standardized measure at June 30, 2006. The Company disclosed the impact on the pro forma standardized measure as opposed to the Energy XXI standardized measure at June 30, 2006 because the Castex acquisition was not completed until July 28, 2006 and the Company believes that the most meaningful information related to the Company’s standardized measure and the impact of changing prices are the reserves on a pro forma basis.

•

In the “Oil and Gas Properties” section, the Company has added a disclosure that a 10% decrease in oil and/or natural gas prices at December 31, 2006 and June 30, 2006 would not impact the Company’s full cost ceiling limitation on capitalized costs.

•

In the “Asset Retirement Obligations” section, the Company has added disclosure to quantify the impact on the financial statements if the asset retirement obligations estimated at the acquisition date of the Marlin or Castex acquisitions were understated by 10%.

•

In the “Derivative Instruments” section, the Company has added a table to disclose the impact on the fair value of our oil and gas derivative contracts at December 31, 2006 and June 30, 2006 of a 10% increase in oil and natural gas prices. In addition, the Company has added disclosure regarding the impact on the December 31, 2006 and June 30, 2006 financial statements if it was determined that our hedges did not qualify as cash flow deferral hedges in accordance with SFAS No. 133.

The Company does not believe that quantitative disclosures for the Company’s other critical accounting policies and estimates will provide material information for investors.

Engineering Comments

General

4.	These comments refer to the blackline version of the amendment.

Response: N/A.

Energy XXI (Bermuda) Limited Pro Forma Financial Statements (Unaudited), Page F-42 Pro Forma Income Statement, page F-44

5.	Please clarify your response 16. You maintain that, for the 12 months ending June 30, 2007, those properties that were classified as proved producing at June 30, 2006 will incur 57% (= $30,137/$53,295) of their prior 12 months’ adjusted historical production costs even though your forecasted future 12 months’ production for these same properties is 90% (=24,616 MMCFE/27,346 MMCFE) of the production for the preceding 12 months. Please explain the basis for your allocation of projected production costs to each reserve category in your third party engineering reports. Illustrate this methodology for your two largest properties.

Response: In response to the Staff’s comment, the Company reviewed the gross and unit cost pro forma lease operating expense and determined that there was an error in the June 30, 2006 historical carve-out financial statements of Castex which impacted the pro forma lease operating expense for the twelve month period ended June 30, 2006.

Included in the Castex June 30, 2006 production and severance tax total of $9,838,461 were $8,044,378 of royalty expense that should have been treated as a reduction of oil and gas revenues. The Castex June 30, 2006 financial statements have been revised to reflect total direct operating expenses of $13,340,172 instead of the previous total of $21,384,550. This revision did not impact net cash flows of $47,885,048 for the twelve month period ended June 30, 2006. In addition, the pro forma financial statements for the period ended June 30, 2006 have been revised resulting in a reduction of pro forma lease operating expenses to $57.5 million from the previous total of $65.5 million.

Securities and Exchange Commission    February 23, 2007    Page 4

The Castex June 30, 2006 lease operating expense of $13.3 million includes approximately $8.8 million of workover expenses that are not recurring. A footnote has been added to the Castex financial statements disclosing the workover expenses included in lease operating expense for the periods presented. The Marlin lease operating expense for the period July 1, 2005 to December 31, 2005 includes $12.2 million of non recurring hurricane related lease operating expense.

To best review the reasonableness of lease operating expense in the reserve reports versus recent history, it is critical to perform these comparisons by separating out the Marlin assets from the Castex assets as the two sets of assets have very different lease operating costs/BOE and there is a substantial change in mix of production in the reserve reports relative to recent historical production. The Marlin assets are primarily oil and have substantially higher lease operating costs than the Castex assets which are primarily gas. Because there is a substantial increase in the Castex production during fiscal year 2007 relative to the Marlin assets, this causes the total lease operating expense per BOE to decline relative to historical pro forma total lease operating expense per BOE, irrespective of any changes in operations that may reduce lease operating costs.

After consideration of the above, the Company performed a review the Marlin and Castex gross and unit cost lease operating expense numbers from the historical financial statements, the Company’s actual results for the six months ending December 31, 2006 and, the amounts forecasted for proved producing and total proved reserves included in our June 30, 2006 reserve reports for the twelve months ended June 30, 2007. The Company believes this table provides a better analysis of the Company’s lease operating expenses as opposed to performing a similar review for our two largest properties.

Securities and Exchange Commission    February 23, 2007    Page 5

	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2006	Three Months Ended June 30, 2006	Six Months Ended December 31, 2006	Pro Forma Marlin Twelve Months Ended June 30, 2006	Reserve Report Year Ended June 30, 2007
							Proved Producing		Total Provided
Marlin Energy:
Total LOE	$18,003,000	$38,321,000	$11,197,000	$9,986,000	$19,272,682	$44,150,503	$27,188,150	(1)	$38,155,650
Less: Hurricane LOE	—	(12,200,000)	—	—	—	(12,200,000)	—		—
Less: Workover LOE	(1,240,310)	(5,766,248)	(189,877)	(371,162)	(791,688)	(4,026,554)	—		—

Recurring LOE	$16,762,690	$20,264,752	$11,007,123	$9,614,838	$18,480,994	$27,923,949	$27,188,150		$38,155,650
Total production (BOE)	2,628,333	3,319,667	877,000	855,833	1,985,401	3,359,333	2,749,437		4,157,134

LOE per BOE	$6.38	$6.10	$12.55	$11.23	$9.31	$8.31	$9.89		$9.18

	Twelve Months Ended June 30, 2005	Twelve Months Ended June 30, 2006	Six Months Ended December 31, 2006	Reserve Report Year Ended June 30, 2007
				Proved Producing	Total Proved
Castex:
Total LOE	$1,008,323	$13,340,172	$4,098,594	$6,697,350	$15,087,850
Less: Workover LOE	(284,144)	(8,758,579)	(35,321)	—	—

Recurring LOE	$724,179	$4,581,593	$4,063,273	$6,697,350	$15,087,850
Total production (BOE)	137,667	1,198,333	726,342	1,353,387	2,907,734

LOE per BOE	$5.26	$3.82	$5.59	$4.95	$5.19

(1)	Includes fixed cost allocated to PDNP ($1,743,000) and PUD ($1,506,000).

The Castex historical direct operating expenses for the six months ended December 31, 2006, after consideration of non recurring workover expenses, are comparable to the amounts projected in the reserve report for proved producing and total proved reserves for the twelve months ended June 30, 2007.

The Marlin lease operating expense for proved producing reserves projected in the June 30, 2006 reserve report of $9.89 per BOE represents an increase from the $6.10 per BOE for the year ended December 31, 2005 and the $8.31 per BOE pro forma amount for the twelve months ended June 30, 2006, after consideration of non recurring workover and hurricane expenses. The lease operating expenses for the three month period ending March 31, 2006 is higher than that reflected in reserve report as we had just acquired the Marlin properties. The Company believes that the hurricane distorted the historical lease operating expense numbers temporarily and as outlined in the table above, the lease operating expense from these assets has steadily declined to $9.31/BOE for the six months ending December 31, 2006, after consideration of non recurring workover expenses, relative to the $12.55/BOE for the three months ending March 31, 2006 as operations have recovered to a more traditional operating environment.

Securities and Exchange Commission    February 23, 2007    Page 6

The recent financial results of Marlin and Castex are comparable to the lease operating expense per BOE projected in the reserve reports. The lease operating expense that the Company has realized for the Marlin assets it acquired in April 2006, for the six month period ending December 31, 2006, is $9.31/BOE versus $9.18 for total proved reserves in the NSA reserve report. In addition, the lease operating expense that the Company has realized for the Castex assets it acquired in July 2006, for the six month period ending December 31, 2006, after elimination of non recurring workover expenses, is $5.59/BOE versus the $5.19/BOE contained in the reserve report for total proved reserves.

In summary, the Company believes its lease operating expense forecast in the reserve reports is consistent with the lease operating expense we are currently realizing.

6.	You state that “…the proved producing component of the reserves would only pick up a portion of these fixed [facility] costs.” Please address whether 100% of each facility’s cost is distributed among the proved reserve categories in each projected year.

Response: In response to the Staff’s comment, the Company submits the following: 100% of the fixed costs are allocated to the proved categories. The majority of the Company’s wells carry both a fixed and variable cost component. In addition, the Company’s three large offshore fields have independent fixed cost cases for each proved reserve category. The fixed cost associated with our PDNP and PUD reserve are $1,743,000 and $1,506,000, respectively, which bring the Company’s total PDP lease operating expense for the year ended June 30, 2007 to $27.2 million. Below is a lease operating expense summary of the fixed expenses not associated with the wells, by reserve category, for the top three fields evaluated by Netherland Sewell.

	FY 2007 ($thousands)	TOTAL ($thousands)
EI 44 FIELD
PDP	108	550

TOTAL PROVED	108	550

ST 21 FIELD
PDP	4,026	30,105
PDNP	1,440	38,796
PUD	1,506	35,497

TOTAL PROVED	6,972	104,399

VR 120 FIELD
PDP	345	363
PDNP	303	8,853

TOTAL PROVED	648	9,216

Securities and Exchange Commission    February 23, 2007    Page 7

7.	We note your spreadsheet schedule for production costs for the six months ended December 31, 2006. Please clarify the line item “602-950-Reclass of LOE expense (8,782,472). Please explain whether the amount—$424,563—you attributed to “facility allocation” on this schedule will be similar for the second half of fiscal 2007. If so, please address how this item—less than $1 million on an annualized basis—can appreciably affect production costs for producing properties

Response: In response to the Staff’s comment, the Company submits the following: Account number 602-950—“Reclass of LOE expenses” with a balance of $(8,782,472) relates to lease operating expenses that were reimbursed under the Company’s insurance policy and therefore reclassified to insurance receivable. The facility allocation account is a clearing account which is utilized to capture costs that require allocation to individual wells. Generally, the account has a zero balance but the December 2006 charges had not yet been allocated to the wells at December 31, 2006.

8.	It appears that you have omitted operated property production overhead from your production cost spreadsheet schedule. Financial Accounting Standard 69, paragraph 27 states “. . . some expenses incurred at an enterprise’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil and gas producing activities, and therefore should be reported as such.” We do not concur with the allocation of no G&A to production costs as it is our belief that some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry. Please include the effect of producing well overhead in your proved reserve estimates and standardized measure calculation.

Response: In response to the Staff’s comment, the Company submits the following: In order to account for well overhead, the Company did an economic summary run internally that charged $2,700 per month for each operated well offshore and $1,250 per month for each operated onshore well, as per our operating agreements. The Company June 30, 2006 Standardized Measure and the Pro Forma Standardized Measure has been revised to reflect this added overhead. The impact on the oil and natural gas reserve volumes related to the inclusion of these overhead costs in the reserve reports was insignificant.

Securities and Exchange Commission    February 23, 2007    Page 8

9.	You state “The Company believes that the appropriate comparison should be the projected production costs of all of the Company’s proved reserves for the twelve month period ending June 30, 2007, which the reserve reports indicate is $53.3 million.” You also stated that you could not provide us with a detailed schedule of the production cost components projected for 2007 because “The forecasted fiscal 2007 lease operating expenses of $53.3 million contained in the Company’s two third party reserve reports was not prepared in sufficient detail to respond to the Staffs request.” Please explain, with as much detail as necessary, how you determined that the production cost projections were appropriate if you did not have detailed, by property and by component, schedules for these projections.

Response: In response to the Staff’s comment, the Company submits the following: In the preparation of the Company’s reserve reports, the Company provides detailed lease operating statements to our third-party reserve engineers. The reserve engineers then review the lease operating statements and determine which expenses are fixed versus variable. They then run the reserve reports with a fixed and variable cost for each well. All fixed costs are allocated only to proved reserves. The table below is a summary of the fixed cost and variable costs in the reserve database for all proved reserves categories.

	OPERATING EXPENSES
	Variable ($million)	Fixed ($million)	Total ($million)
PDP	41.1	58.5	99.6
PDNP	48.7	66.7	115.4
PUD	53.6	69.8	123.4

TOTAL PROVED	143.4	195.0	338.4

Securities and Exchange Commission    February 23, 2007    Page 9

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 4 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Jeffrey A. Starzec

Enclosures

cc:	Mellissa Campbell Duru, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
April Sifford, Securities and Exchange Commission
Ron Winfrey, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited